Exhibit 99.2
For Immediate Release
Flamel Technologies Announces Projected Release Date of Third
Quarter Results, Conference Call
Lyon, France — October 25, 2007 — Flamel Technologies (Nasdaq: FLML) expects to release its financial results for the third quarter on Tuesday, October 30th, after the market close. A conference call to discuss the results has been scheduled for Wednesday, October 31st, at 8:30 AM (EDT). A question and answer period is expected to follow the discussion of results.
     To participate in the conference call, investors in the US and Canada are invited to dial 1-800-374-1498. International callers are invited to call 1-706-634-7261. The Conference ID number is: 21502968.
     Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs; it is the intellectual platform licensed by Glaxo SmithKline for the development of Coreg CR®. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins and peptides.
Contact:
Michel Finance, Chief Financial Officer
Tel:   (011) (33) 4-7278- 3434
Fax:   (011) (33) 4-7278-3435
Finance@flamel.com
Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE:   (011) 33-4-72-78-34-34
US                (1) (202) 862-8400
Fax:              202-862-3933
Marlio@flamel.com
This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2006.